UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On March 14, 2011, NiMin Energy Corp. issued the following press release regarding quotation and trading of its common shares on the Over-the-Counter Bulletin Board.

NIMIN ENERGY CORP. APPROVED FOR TRADING ON OTCBB
CARPINTERIA, CALIFORNIA — March 14, 2011 — NiMin Energy Corp. (TSX:NNN) (OTCBB AND OTCQX:NEYYF) (“NiMin” or the “Company”) today announced that it has received approval from the Financial Industry Regulatory Authority (FINRA), and is now eligible for quotation and trading on the Over-the-Counter Bulletin Board (OTCBB) under the ticker symbol NEYYF effective March 11, 2011.
Mr. Clancy Cottman, Chairman and CEO, said, “The trading of our stock on the Over-the-Counter Bulletin Board represents a significant corporate milestone. On the heels of strong operating performance in 2010, including increased production and proved reserves, and a solid drilling and development program for 2011, this announcement is another example of our commitment to growth and building shareholder value.”
Investors can visit www.otcbb.com to access real-time quotes and market trading activity of NiMin’s stock (ticker symbol NEYYF), including real-time Level II quotes from various market makers.
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S.
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: March 14, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer